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     SOUTHERN UNION AND PENNSYLVANIA ENTERPRISES TO MERGE


    AUSTIN, Texas (June 7, 1999) -- Southern Union Company (NYSE:SUG) and Pennsylvania Enterprises, Inc. (NYSE:PNT) today announced their boards of directors have unanimously approved a definitive merger agreement. The agreement calls for Southern Union to acquire Pennsylvania Enterprises (PEI) in a transaction valued at approximately $500 million, including assumption of debt. This transaction continues Southern Union's active strategy of growth by acquisition.

Southern Union will exchange approximately 1.48 shares of its common stock and $3.00 cash (for an aggregate value of $35.00 based on Friday's close), subject to adjustment for market fluctuations, for each of the approximately 11 million out-standing shares of PEI. The transaction is expected to qualify as a tax-free reorganization.

Headquartered in Wilkes-Barre, PEI is a multifaceted energy com-pany with natural gas distribution being its primary business. PEI's principal subsidiary, PG Energy, together with Honesdale Gas Company serve more than 153,000 gas customers in northeastern and central Pennsylvania. In addition, the company also markets electricity to more than 20,000 customers through PG Energy PowerPlus. The combined company will have a market capitalization of approximately $1 billion, serve 1.2 million gas and electric customers in Pennsylvania, Texas, Missouri, Florida, and Piedras Negras, Mexico.

According to Southern Union Chairman and CEO George Lindemann, "The acquisition of Pennsylvania Enterprises gives Southern Union weather and economic diversification, as well as valuable exper-tise in the electric marketing business. Both companies share the common philosophy of providing safe, reliable energy at com-petitive prices with world-class customer service. PEI customers will also benefit from Southern Union's experience as one of the most cost-effective operators in the industry."

"This acquisition continues Southern Union's long-term strategy of growth. Using primarily stock for this acquisition further strengthens Southern Union's balance sheet, providing yet a stronger base from which to continue to grow and meet the custo-mers' needs in an increasingly competitive marketplace," according to Southern Union President Peter Kelley.

PEI President and CEO Thomas Karam said, "The financial strength of the combined companies will enhance our ability to meet the rapidly changing needs of our customers while creating new and exciting opportunities for the employees of Pennsylvania
Enterprises."

Karam continued, "The merger with Southern Union provides Pennsylvania Enterprises' shareholders the ability to realize full value for their investment to date, as well as the opportunity to exchange their shares for a company that has a unique record of success in enhancing shareholder value."

Kelley went on to say, "Pennsylvania Enterprises will become an autonomous division of Southern Union with the division head-quarters remaining in Wilkes-Barre and there will be no material changes to the operations of PEI. Southern Union will assume all of PEI's union contracts. We look forward to expanding our commitment to customers, employees and the communities we will serve in the Pennsylvania market."

The transaction will require the approval of both companies' shareholders, regulators in Pennsylvania as well as regulators in Missouri and Florida, where Southern Union currently has opera-tions. Southern Union's most recent acquisitions were approved by the Missouri Public Service Commission (MPSC) in less than five months.




This release and other Company reports and statements issued or made from time to time contain certain "forward-looking statements" concerning projected future financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: weather conditions in the Company's service terri-tories; cost of gas; regulatory and court decisions; the receipt of timely and adequate rate relief; the achievement of operating efficiencies and the purchase and implementation of new tech-nologies for attaining such efficiencies; impact of relations with labor unions of bargaining-unit employees; and the effect of strategic initiatives on earnings and cash flow. Most of these factors are difficult to accurately predict and are generally beyond the control of the Company.

For Further Information:
George Yankowski
Director of Investor Relations and Treasurer
(512) 370-8305